AM
2-10-2004

CM

S 04002006 COMMISSION
549

SEC MAIL RECEIVED PROCESSING
JAN 27 2004
WASH. D.C. 158 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-23737~~ 8-23737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/02 (MM/DD/YY) AND ENDING 11/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Options of Chicago, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Brennan (312) 362-3809
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public acc must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

<u>OATH OR AFFIRMATION</u>

January 26, 2004

State of Illinois
ss:
County of Cook

I, the undersigned, Chief Financial Officer of First Options of Chicago, Inc., affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of First Options of Chicago, Inc. as of November 28, 2003, are true and correct.

In addition, pursuant to New York Stock Exchange Rule 418, I affirm that the attached financial statements and supplemental schedules as of November 28, 2003, have been or will be made available to Executive Officers of the firm.

William R. Brennan
Chief Financial Officer

Subscribed and sworn before me;

This 23rd day of January, 2004

OFFICIAL SEAL
LESLIE BAUDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-25-2007

FIRST OPTIONS of CHICAGO, INC.

Statement
of
Financial Condition
As of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholders of
First Options of Chicago, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Options of Chicago, Inc. (the "Company") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

First Options of Chicago, Inc.

Statement of Financial Condition

November 28, 2003
(in thousands)

Assets

Cash and cash equivalents	$	80,752
Cash and securities segregated in compliance with U.S. federal and other regulations		487,022
Receivable from brokers, dealers and clearing organizations		408,159
Receivable from customers and counterparties		1,002,134
Securities borrowed		3,771,128
Securities purchased under agreements to resell		784,032
Other assets		34,044
	$	6,567,271

Liabilities and Shareholder's Equity

Short-term borrowings	$	277,000
Payable to brokers, dealers and clearing organizations		44,628
Payables to customers and counterparties		3,742,856
Securities loaned		1,996,746
Other liabilities and accrued expenses		68,910
		6,130,140
Commitments, contingencies and guarantees		-
Subordinated borrowings		250,000
Shareholder's equity		187,131
	$	6,567,271

The accompanying notes are an integral part of this financial statement

Note 1. Description of Business

First Options of Chicago, Inc. (the firm) is a registered U.S broker-dealer and futures commission merchant. The outstanding common stock of the firm is owned by SLK Acquisition Co. (SLK Acq), which is wholly owned by SLK Holdings, Inc., a wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

The firm provides a wide range of brokerage and investment services primarily to brokers and dealers. The firm's activities primarily consist of clearance, execution and other agency transactions.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding the outcome of pending litigation and other matters that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information; and consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the firm's fiscal year ended or the date, as the context requires, November 28, 2003.

Repurchase Agreements and Collateralized Financing Arrangements

Securities purchased under agreements to resell ("reverse repurchase agreements"), principally U.S government and federal agency obligations, represents short-term collateralized financing transactions and are carried at their contractual amounts plus accrued interest. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm takes possession of securities borrowed, monitors the market value of the securities loaned and delivers or obtains additional collateral as appropriate.

Financial Instruments

Securities owned are stated at fair market value. The statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

Cash and Cash Equivalents

Cash equivalents are composed of money market funds and are primarily held to satisfy deposit requirements with exchanges and clearing organizations.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization are included in "Other assets" in the statement of financial condition. Depreciation of furniture and equipment is primarily recognized on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortize

on a straight-line basis over the lesser of the economic useful lives of the improvements or the remaining terms of respective leases.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its financing and general operations. Amounts outstanding to/from such affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets		
Receivable from brokers, dealers and clearing organizations	$	2,267
Receivable from customers and counterparties		490,459
Securities borrowed		3,133,063
Securities purchased under agreements to resell		784,032
Other assets		3,700
Liabilities		
Short-term borrowings	$	277,000
Payables to customers and counterparties		246,320
Securities loaned		1,981,859
Other liabilities and accrued expenses		23,014
Subordinated borrowings		250,000

In addition, "Cash and securities segregated in compliance with U.S federal and other regulations" include $170.3 million of securities purchased under agreements to resell with affiliates.

Customers' Transactions

Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after trade-date. Customer-owned securities held by the firm and the net value of customers' options on futures positions are not reflected on the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations.

Stock-based Compensation

The firm participates in the stock-based compensation plans of Group, Inc. Effective for 2003, the firm began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure," using the prospective adoption method. Adoption of SFAS No. 123 did not have a material effect on the firm's financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the statement of financial condition.

Note 3. Short-term borrowings

The firm obtains short-term borrowings from Group Inc., on a secured basis, at floating rates of interest based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value due to their short-term nature.

Note 4. Commitments, Contingencies and Guarantees

Commitments

The firm has obligations under long-term noncancelable lease agreements, principally for office space. Certain agreements include provisions for maintenance, utility and real estate taxes, subject to periodic escalations. Minimum annual rentals under these leases are as follows (in thousands):

Fiscal Year(s)	Minimum rentals
2004	$7,108
2005	6,529
2006	6,372
2007	5,060
2008	4,699
2009 - thereafter	11,832
Total	$41,600

Contingencies

The firm is involved in a number of current and may become involved in future judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Guarantees

In the normal course of its business, the firm indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an

estimate of the maximum payout under these guarantees and indemnifications. However, management believes that the probability that the firm will have to make material payments under these arrangements is remote and therefore, no liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of November 2003.

The firm is a guarantor for $564,000 in bank loans made to customers to purchase exchange memberships.

Note 5. Subordinated Borrowings

The firm has a $500 million subordinated revolving credit agreement with Group Inc. that matures October 31, 2005. The credit agreement bears interest at the three month LIBOR rate, plus 75 basis points. At November 2003, $250 million was outstanding under this credit agreement. The carrying value of this borrowing approximates fair value.

Note 6. Employee Benefit Plans

The firm's employees' participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which covers all employees. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all employees of the firm. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States. Group Inc. does not project the plans' benefit obligations and fair value of assets independently of other participating subsidiaries.

Defined Contribution Plans

The firm contributes to Group Inc. sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $1.6 million for 2003.

Group Inc. has also established a nonqualified defined contribution plan (the Plan) for certain senior employees of the firm. Shares of common stock contributed to the Plan and outstanding as of November 2003 will vest and generally be distributed to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant.

Note 7. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan that provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the

firm. In the second quarter of 2003, the plan was amended effective for grants after April 1, 2003 and the original plan was closed with respect to grants after that date, although awards granted under the original plan remain covered by the original plan.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the firm under a stock incentive plan primarily in connection with its purchase of the firm and as part of year-end compensation. Group Inc. allocates the subsequent amortization of the costs of these restricted stock units to the firm. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

In general, stock options granted by Group Inc. to employees of the firm in connection with Group Inc.'s initial public offering vest and become exercisable in equal installments on or about the third, fourth and fifth anniversary of the grant date. Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on or about the third anniversary of the date of grant. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the firm's stock incentive plan and the applicable stock option agreement.

Note 8. Shareholder's Equity

The firm is authorized to issue 1,000 shares of $.01 par value common stock, of which 100 shares were outstanding at November 2003. The only holder of the common stock, SLK Acq. is entitled to one vote for each share held of record. Under certain circumstances, the common stock is convertible to one share of non-voting preferred stock (Series C) of the firm for each share of common stock held at the conversion date.

The firm is also authorized to issue 118,000 shares of $.01 par value preferred stock consisting of 8,000 shares of Series A and 110,000 shares of Series C. At November 2003, there were 760 shares of Series A and no shares of Series C outstanding. All of the Series A shares outstanding are owned by customers of the firm under joint back office agreements. The Series A is non-voting and non-convertible, but upon the occurrence of certain events is redeemable by the firm at $1,000 per share together with any accrued and unpaid dividends on the redemption date. The Series A ranks senior to the Series C and common stock as to dividend rights and the distribution of assets upon liquidation. Dividends on the Series A are cumulative and payable, when due, to the stockholders of record on each April 1, at a rate of 5% per annum of the face value.

During the year ended November 2003, the firm paid $52,000 of Series A dividends and $50 million of common stock dividends.

Note 9. Income Taxes

Group Inc. will file consolidated federal and state income tax returns for the year ended November 2003, which will include the firm's net earnings. Current income tax is determined as if the firm filed a separate tax return and the amount so determined is payable to or receivable from Group Inc.

The firm's effective tax rate differs from the statutory federal rate primarily due to state taxes. The benefit for deferred taxes primarily results from differences in the book and tax treatment of restricted stock units granted to the firm's employees by Group Inc. (see Note 7), and differences in book and tax depreciation and amortization.

Note 10. Regulatory Requirements

The firm is a registered broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specify uniform minimum net capital requirements, as defined, for their registrants. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2003, the firm had regulatory net capital, as defined, of $266 million, which exceeded the amount required by $254 million.

The firm computes a reserve requirement for the Proprietary Accounts of Introducing Brokers ("PAIB"). As of November 2003, the firm had no PAIB deposit requirement.

Note 11. Off-Balance-Sheet Credit Risk

As a securities broker-dealer and futures commission merchant, the firm may have significant credit risk exposure due to the potential inability of its customers' to meet their commitments. The firm's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the firm. Where deemed necessary, the firm will require the customer to deposit additional margin collateral or reduce positions if it is believed that the customer's activities may be subject to above-normal market risks. In the event the customer fails to satisfy its obligations, the firm may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The firm seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The firm monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. Additionally, in order to further control this risk, the firm has developed computerized risk control systems which analyze the customers' sensitivity to major market movements.

The firm also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. The firm's customer financing and securities settlement activities may require the firm to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned and to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the firm might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The firm controls this risk by monitoring the market value of securities pledged daily and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the firm establishes credit limits for such activities and monitors compliance daily.